                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 5)

                        FIRST NATIONAL OF NEBRASKA, INC.
                           (NAME OF SUBJECT COMPANY)

                    COMMON STOCK, PAR VALUE $5.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   335720108
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             JOE E. ARMSTRONG, ESQ.
                                   KUTAK ROCK
                               The Omaha Building
                                  1650 Farnam
                             Omaha, NE  68102-2188
                                 (402) 346-6000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)

                                 April 29, 1997

            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ]

  Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
                               (See Rule 13d-7.)

CUSIP No.


--------------------------------------------------------------------------------
1.  Name of Reporting Person              Bruce R. Lauritzen


--------------------------------------------------------------------------------
     S.S. or I.R.S. Identification
     No. of Above Person


--------------------------------------------------------------------------------
2.  Check the Appropriate Box                 (a)  X
                                                  ---
     if a Member of a Group                   (b) ___
     (See Instructions)


--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds                                         BK
    (See Instructions)


--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal
    Proceedings is Required Pursuant                        ____
    to Items 2(d) or 2(e)


--------------------------------------------------------------------------------
6.  Citizenship or Place
    of Organization                                         USA

--------------------------------------------------------------------------------
Number of           7.  Sole Voting Power
Shares                                                      9,505
                   -------------------------------------------------------------
Beneficially        8.  Shared Voting Power
Owned by                                                   18,630
                   -------------------------------------------------------------
Each                9.  Sole Dispositive Power
Reporting                                                   9,505
                   -------------------------------------------------------------
Person With        10.  Shared Dispositive Power
                                                           18,630
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person

                                                           28,135
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    ____
     (See Instructions)

--------------------------------------------------------------------------------
13.  Type of Reporting Person
     (See Instructions)                                     IN
--------------------------------------------------------------------------------

CUSIP No.
---------

--------------------------------------------------------------------------------
1.   Name of Reporting Person            Lauritzen Corporation


--------------------------------------------------------------------------------
     S.S. or I.R.S. Identification
     No. of Above Person



                                                            47-0444651
--------------------------------------------------------------------------------
2.   Check the Appropriate Box                                (a)  X
                                                                  ---
     if a Member of a Group                                   (b) ___
     (See Instructions)

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds                                            BK
     (See Instructions)


--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal
     Proceedings is Required Pursuant                          ____
     to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.   Citizenship or Place
     of Organization                                            NE

--------------------------------------------------------------------------------

Number of           7.  Sole Voting Power
Shares                                                          0
                   -------------------------------------------------------------
Beneficially        8.  Shared Voting Power
Owned by                                                        83,596
                   -------------------------------------------------------------
Each                9.  Sole Dispositive Power
Reporting                                                       0
                   -------------------------------------------------------------
Person With        10.  Shared Dispositive Power
                                                                83,596
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person
                                                                83,596
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                       ____
     (See Instructions)
--------------------------------------------------------------------------------
13.  Type of Reporting Person
     (See Instructions)                                         CO

--------------------------------------------------------------------------------

CUSIP No.
---------

--------------------------------------------------------------------------------
1.   Name of Reporting Person            John R. Lauritzen

--------------------------------------------------------------------------------
     S.S. or I.R.S. Identification
     No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                                (a)  X
                                                                  ---
     if a Member of a Group                                   (b) ___
     (See Instructions)

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds                                            BK
     (See Instructions)

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal
     Proceedings is Required Pursuant                          ____
     to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   Citizenship or Place
     of Organization                                           USA

--------------------------------------------------------------------------------


Number of            7.  Sole Voting Power
Shares                                                          4,922
                    ------------------------------------------------------------
Beneficially         8.  Shared Voting Power
Owned by                                                      165,814
                    ------------------------------------------------------------
Each                 9.  Sole Dispositive Power
Reporting                                                       4,922
                    ------------------------------------------------------------
Person With         10.  Shared Dispositive Power
                                                              165,814

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person
                                                              170,736
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                       ____
     (See Instructions)

--------------------------------------------------------------------------------
13.  Type of Reporting Person
     (See Instructions)                                          IN

--------------------------------------------------------------------------------

       THIS IS AMENDMENT NO. 5 TO THE STATEMENT ON SCHEDULE 13D OF THE LAURITZEN GROUP (SEE ITEM 2) WHICH WAS ORIGINALLY FILED IN APRIL 1976 IN CONNECTION WITH A TENDER OFFER WHICH CONCLUDED IN DECEMBER 1976. NO AMENDMENT HAS BEEN NECESSARY SINCE THE AMENDMENT ANNOUNCING THE CONCLUSION OF THE TENDER OFFER WAS FILED ON JANUARY 7, 1977. PURSUANT TO RULE 101 OF REGULATION S-T OF THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), ALL STATEMENTS FILED WITH THE SEC MUST BE FILED IN ELECTRONIC FORMAT. IN ADDITION, THE FIRST ELECTRONIC AMENDMENT TO A "PAPER FORMAT" SCHEDULE 13D MUST RESTATE THE ENTIRE TEXT OF THE STATEMENT. PREVIOUSLY FILED EXHIBITS NEED NOT BE FILED ELECTRONICALLY. HOWEVER, BECAUSE THE FILINGS FROM APRIL 1976 THROUGH JANUARY 1977 INCORPORATED BY REFERENCE CERTAIN DISCLOSURES MADE IN CONTEMPORANEOUS TENDER OFFER MATERIALS, THIS AMENDMENT NO. 5 ALSO PROVIDES THE INCORPORATED INFORMATION FROM THE TENDER OFFER MATERIALS. FOR THE CONVENIENCE OF THE READER THE CURRENT INFORMATION, WHICH IN EACH CASE AMENDS IN ITS ENTIRETY ALL EARLIER DISCLOSURE, HAS BEEN UNDERLINED.

ITEM 1.  SECURITY AND ISSUER

     Information set forth below was disclosed in Item 1 of the Corrected and Supplemental Amendment No. 1, Schedule 13D, and is restated herein as required pursuant to Rule 101:

     "60,000 Shares of Common Stock of First National of Nebraska, Inc., One First National Center, Omaha, Nebraska 68103."

     Item 1 of Schedule 13D is amended in its entirety to read as follows:

     The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $5.00 per share (the "Shares"), of First National of Nebraska, Inc. ("FNNI"), a Nebraska corporation, with principal offices located at One First National Center, Omaha, Nebraska 68102.

ITEM 2.  IDENTITY AND BACKGROUND

     Information set forth below was disclosed in Item 2 of the Corrected and Supplemental Amendment No. 1, Schedule 13D, and is restated herein as required pursuant to Rule 101:

     "The identities and backgrounds of the members of the group filing this Amended Schedule are stated under the captions "Terms of the Offer--The Offeror" at page 4 and "The Lauritzen Group" at pages 12 to 18, in Exhibit A, which
Exhibit is incorporated herein by this reference."

     Item 2 of Schedule 13D is amended in its entirety to read as follows:
     ---------------------------------------------------------------------

     The persons listed in Numbers 1, 2 and 3 below (collectively, the
     -----------------------------------------------------------------
"Lauritzen Group") are the persons filing this Amendment No. 5 to Schedule 13D.
-------------------------------------------------------------------------------
A copy of their written agreement relating to this filing is included as Exhibit
--------------------------------------------------------------------------------
A hereto.
---------

     Lauritzen Corporation is the successor in interest to Emerson Insurance
     -----------------------------------------------------------------------
Agency, Inc., Farmers & Merchants Company of Bloomfield, Inc. and Blair
-----------------------------------------------------------------------
Insurance Agency, Inc.
----------------------

     1.   (a)  Name and Organization: Lauritzen Corporation, a Nebraska
     ------------------------------------------------------------------
               corporation;
---------------------------
          (b)  Principal Business: Multibank Holding Company;
-------------------------------------------------------------
          (c)  Principal Office: One First National Center, Omaha, Nebraska
---------------------------------------------------------------------------
               68102;
---------------------
          (d)  State or Other Place of Organization: Nebraska.
--------------------------------------------------------------

     For information required by Instruction C to Schedule 13D with respect to
------------------------------------------------------------------------------
the executive officers and directors of Lauritzen Corporation, reference is made
--------------------------------------------------------------------------------
to Schedule I annexed hereto and incorporated herein by reference.
------------------------------------------------------------------

     2.   (a)  Name: John R. Lauritzen;
     ----------------------------------
          (b)  Business Address: One First National Center, Omaha, Nebraska
---------------------------------------------------------------------------
               68102;
---------------------
          (c)  Principal Employment: Chairman Emeritus, Chairman, Member of the
-------------------------------------------------------------------------------
               Executive Committee and Director of FNNI;
--------------------------------------------------------
          (d)  Mr. John Lauritzen has not been convicted in a criminal
----------------------------------------------------------------------
               proceeding during the last five years;
-----------------------------------------------------
          (e)  Mr. John Lauritzen has not been subject to a judgment, decree or
-------------------------------------------------------------------------------
               final order enjoining future violations of, or prohibiting or
----------------------------------------------------------------------------
               mandating activities subject to, federal or state securities laws
--------------------------------------------------------------------------------
               or finding any violation with respect to such laws during the
----------------------------------------------------------------------------
               last five years;
-------------------------------
          (f)  Citizenship: United States.
------------------------------------------

     3.   (a)  Name: Bruce R. Lauritzen;
----------------------------------------
          (b)  Business Address: One First National Center, Omaha, Nebraska
---------------------------------------------------------------------------
               68102;
---------------------
          (c)  Principal Employment: President, Treasurer, Member of the
------------------------------------------------------------------------
               Executive Committee and Director of FNNI; President, Member of
-----------------------------------------------------------------------------
               the Executive Committee and Director of First National Bank of
-----------------------------------------------------------------------------
               Omaha (the "Bank");
----------------------------------
          (d)  Mr. Bruce Lauritzen has not been convicted in a criminal
-----------------------------------------------------------------------
               proceeding during the last five years;
-----------------------------------------------------
          (e)  Mr. Bruce Lauritzen has not been subject to a judgment, decree or
--------------------------------------------------------------------------------
               final order enjoining future violations of, or prohibiting or
----------------------------------------------------------------------------
               mandating activities subject to, federal or state securities laws
--------------------------------------------------------------------------------
               or finding any violation with respect to such laws during the
----------------------------------------------------------------------------
               last five years;
-------------------------------
          (f)  Citizenship: United States.
------------------------------------------

     The above-referenced Exhibit A to the Corrected and Supplemental Amendment No. 1, Schedule 13D has not been reproduced pursuant to Item 101(a)(2)(ii) of Regulation S-T, however, the incorporated sections of said Exhibit A are hereafter provided in their entirety:

     It is expected that the Shares tendered will be purchased by Emerson Insurance Agency, Inc., Farmers & Merchants Company of Bloomfield, Inc. and Blair Insurance Agency, Inc., all of which are corporations owned and controlled by John R. Lauritzen, although under some circumstances the Shares tendered will be purchased by John R. Lauritzen and his son Bruce R. Lauritzen, individually and for their own accounts. Such individuals and corporations are hereinafter collectively referred to as The Lauritzen Group.

                              THE LAURITZEN GROUP

     Members and Ownership of Shares to be Purchased. The Shares tendered are to be purchased by John R. Lauritzen and Bruce R. Lauritzen either directly or through three corporations which are wholly-owned and controlled by John R. Lauritzen, Bruce R. Lauritzen, their wives and two family trusts.

     The combined net worth of the three corporations through which purchases may be effected is in excess of $5,000,000. None of such corporations currently has shareholders' equity of less than $1,000,000, and no corporation will purchase any Shares tendered or incur any indebtedness with respect thereto which would result in the reduction of its shareholders' equity (after giving effect to the acquisition of the Shares and the debt incurred in connection with their purchase) to less than $1,000,000. John R. Lauritzen and Bruce R. Lauritzen have a combined net worth in excess of $5,000,000. To the extent that any of the Shares tendered are repurchased by John R. Lauritzen or Bruce R. Lauritzen and indebtedness is incurred with respect thereto, repayment of such indebtedness will be supported by aggregated personal net worth in excess of $1,000,000, after giving effect to the acquisition of the Shares and the debt incurred in connection with their purchase.

     It is presently anticipated that any Shares tendered will be purchased of record by the three corporations which are members of The Lauritzen Group, and that the ownership among them will be divided 44% to Emerson Insurance Agency, Inc., 28% to Blair Insurance Agency, Inc., and 28% to Farmers & Merchants Company of Bloomfield, Inc. The division of ownership as among such corporations may be changed arbitrarily, but any such change would not have any material effect upon the beneficial ownership of such Shares, the manner in which such Shares are voted or the affairs of the Company.

     All three of the corporations which are members of The Lauritzen Group are engaged in the banking and insurance agency business, and as such, are subject to regulation by numerous state and federal regulatory bodies. In the opinion of counsel for such corporations, ownership of any Shares purchased as a result of this tender offer by such corporations is proper under all existing state and federal statutes, rules and regulations. However, in the event ownership of such Shares were to be questioned by any regulatory body, the Shares tendered could be purchased by John R. Lauritzen and Bruce R. Lauritzen individually. In the event the Shares are purchased by such individuals, approximately two-thirds of the Shares will be purchased by John R. Lauritzen and approximately one-third will be purchased by Bruce R. Lauritzen. To the extent such Shares are purchased by any of such corporations or individuals, they may be transferred from time to time to children or grandchildren of John R. Lauritzen or his spouse or their spouses, trusts for their benefit, or other corporations controlled by John R. Lauritzen and such other Lauritzen family members, for estate planning, business or other purposes. There are no present plans to effect any such transfers. Information concerning the three corporations which may purchase Shares and concerning John R. Lauritzen and Bruce R. Lauritzen is set forth below.

     John R. Lauritzen, 59, whose business address is One First National Center, Omaha, Nebraska 68102, is the Chairman of the Board, Chairman of the Executive Committee and a Director of both the Company and the Bank. John R. Lauritzen has been employed by the Bank for over thirty years. He is also an officer and director of several family-owned and controlled banks, insurance agencies and banking or insurance related entities located in Nebraska and Iowa, including the corporations which are members of The Lauritzen Group.

     Bruce R. Lauritzen, 33, whose business address is One First National Center, Omaha, Nebraska 68102, is Secretary, Treasurer and a Director of the Company and Vice President, Secretary and a Director of the Bank, and he has been employed by the Bank for more than nine years. He is also an officer and director of several family-owned and controlled banks, insurance agencies, holding companies and banking or insurance related entities located in Nebraska and Iowa including the corporations which are members of The Lauritzen Group.

     Emerson Insurance Agency, Inc., which is located in the Emerson State Bank Building, Emerson, Iowa 51533, is in the business of insurance and banking. Its officers are: John R. Lauritzen-Chairman and Treasurer, Bruce R. Lauritzen-President and Secretary, Elizabeth D. Lauritzen (wife of John R. Lauritzen)-Vice President, and Darrell D. Green-Vice President and Assistant Treasurer. The corporation has no other officers, directors or controlling persons.

     Farmers and Merchants Company of Bloomfield, Inc., which is located in the Farmers & Merchants State Bank Building, Bloomfield, Nebraska 68718, is in the business of insurance and banking. Its officers, directors and controlling persons are identical to those of the Emerson Insurance Agency, Inc.

     Blair Insurance Agency, Inc., which is located in the Washington County Bank Building, Blair, Nebraska 68008, is in the business of insurance and banking. Its officers, directors and persons controlling the company are identical to those of the Emerson Insurance Agency, Inc.

     Darrell D. Green, a Vice President and the Assistant Treasurer of Emerson Insurance Agency, Inc., Farmers & Merchants Company of Bloomfield, Inc. and Blair Insurance Agency, Inc. resides at 9863 Louis Drive, Omaha, Nebraska. His principal occupation is President of Financial Service Company, One First National Center, Omaha, Nebraska 68102, a corporation controlled by John R. Lauritzen, the principal business of which is financial consulting. He is also an officer and director of other banks and companies located in Nebraska and Iowa.

     Elizabeth D. Lauritzen, a Vice President of Emerson Insurance Agency, Inc., Farmers & Merchants Company of Bloomfield, Inc. and Blair Insurance Agency, Inc., is the wife of John R. Lauritzen and she resides at 6621 Underwood Avenue, Omaha, Nebraska 68132. Her principal occupation is housewife. She is also an officer and director of other family-owned companies.

Ownership of and Arrangements with Respect to Shares

     The members of The Lauritzen Group own, of record or beneficially, 107, 106 Shares as set forth in the following table. Bruce R. Lauritzen is the adult son of John R. Lauritzen and Elizabeth D. Lauritzen, husband and wife. Kimball B. Lauritzen, Margaret McK. Lauritzen and Blair E. Lauritzen are the wife and minor children of Bruce R. Lauritzen, respectively. Farmers & Merchants Company of Bloomfield, Inc., Blair Insurance Agency, Inc. and Emerson Insurance Agency, Inc. are controlled by John R. Lauritzen. Persons may be deemed to be "beneficial owners" of Shares by virtue of ownership or voting control by spouses, minor children or controlled corporations. The following table does not include approximately 37,000 Shares which had been tendered pursuant to this offer prior to the date of this amendment.


                                                                                    Person
                                                                                    Through
                                                             Percentage              Whom
    Member of The                                                of                Beneficial
   Lauritzen Group                                             Total                 Owner
  Deemed Beneficial                            Number          Shares               Derives
        Owner                Record Owner    of Shares       Outstanding            Benefit
-----------------------      ------------    ---------      -------------         ------------
                             John R.             3,372              .85%         John R.
                             Lauritzen                                           Lauritzen/5/
                             Elizabeth          51,686            13.10%         Elizabeth
                             D. Lauritzen                                        D.
                                                                                 Lauritzen/5/
                             Helen              13,416             3.40%         Elizabeth
                             Roberts                                             D.
                             Trust                                               Lauritzen/1/3/
                             for Ann L.
                             Pape                                                and John R.
                                                                                 Lauritzen/3/
                             Helen              16,516/*/          4.19%         Elizabeth
                             Roberts                                             D.
                             Trust                                               Lauritzen/1/3/
                             for Bruce
                             R. Lauritzen                                        and John R.
                                                                                 Lauritzen/3/
                             John F.               600              .15%         Elizabeth
                             Davis and                                           D.
                             Elizabeth                                           Lauritzen/1/
                             D. Lauritzen
                             Trustees
                             for Hal
                             Brady
John R. Lauritzen            Farmers &           3,268/*/           .83%         John R.
                             Merchants                                           Lauritzen/6/
                             Company of
                             Bloomfield,
                             Inc.
                             Blair               2,668/*/           .68%         John R.
                             Insurance                                           Lauritzen/6/
                             Agency, Inc.
                             Emerson             3,908/*/           .99%         John R.
                             Insurance                                           Lauritzen/6/
                             Agency, Inc.
                             Elizabeth           1,332              .34%         Elizabeth
                             D. Lauritzen                                        D.
                             Trust for                                           Lauritzen/1/
                             Ann L. Pape
                             Elizabeth           2,432/*/           .62%         Elizabeth
                             D. Lauritzen                                        D.
                             Trust for                                           Lauritzen/1/
                             Bruce R.
                             Lauritzen

                             Bruce R.            5,968             1.51%         Bruce R.
                             Lauritzen                                           Lauritzen/5/
                             Bankers             1,440              .37%         Bruce R.
                             Pension                                             Lauritzen/7/
                             Trust
                             Kimball B.            200              .05%         Kimball B.
                             Lauritzen                                           Lauritzen/5/
Bruce R. Lauritzen           Margaret              150              .04%         Bruce R.
                             McK.                                                Lauritzen/5/
                             Lauritzen
                             Blair E.              150              .04%         Bruce R.
                             Lauritzen                                           Lauritzen/5/
                             Elizabeth           2,432/*/           .62%         Bruce R.
                             D. Lauritzen                                        Lauritzen/3/4/
                             Trust for
                             Bruce R.
                             Lauritzen
                             Helen              16,516/*/          4.19%         Bruce R.
                             Roberts                                             Lauritzen/3/4/
                             Trust
                             for Bruce
                             R. Lauritzen

Farmers & Merchants          Farmers &           3,268/*/           .83%         Farmers &
   Company of                Merchants                                           Merchants
 Bloomfield, Inc.            Company of                                          Company of
                             Bloomfield,                                         Bloomfield,
                             Inc.                                                Inc./5/


Blair Insurance              Blair               2,668/*/           .68%         Blair
 Agency, Inc.                Insurance                                           Insurance
                             Agency, Inc.                                        Agency,
                                                                                 Inc./5/

Emerson Insurance            Emerson             3,908/*/           .99%         Emerson
    Agency                   Insurance                                           Insurance
                             Agency, Inc.                                        Agency,
                                                                                 Inc./5/

---------------------------------------
/*/ Shares indicated appear in the table twice.

/1/ Person indicated has the right to vote the Shares.
/2/ Person or company indicated has the right to direct the disposition of the
    Shares.
/3/ Person or company indicated has the right to receive or the power to direct the receipt of dividends paid with respect to the Shares.
/4/ Person or company indicated has the right to receive or the power to direct the receipt of proceeds from the sale of the Shares.
/5/ Person or company indicated has all of the aforementioned rights with respect to the Shares.
/6/ John R. Lauritzen controls the record owner. Bruce R. Lauritzen is a shareholder and member of the Board of Directors.

/7/ Pension trust for certain full-time employees of other banks which are owned or controlled by the Lauritzen Group or its affiliates. Shares are voted by an individual under the supervision of Bruce R. Lauritzen and employed by a partnership controlled by The Lauritzen Group. John R. Lauritzen may also be deemed to have a beneficial interest in these Shares by virtue of such control relationship.

     Ann Lauritzen Pape, an adult daughter of John R. Lauritzen, owns beneficially and of record an additional 5,971 Shares, as well as having a beneficial interest in certain of the Shares set forth in the table.

     The Bank has a noncontributory self-trusteed pension plan covering substantially all of its full-time employees with one or more years of service. This pension plan owns approximately 11,000 Shares which are voted by a Pension Committee consisting of three Bank officers, none of whom are Directors of the Bank or the Company. In addition, the Trust Department of the Bank holds 4,562 Shares pursuant to various trusts, which Shares can not be voted by the Bank or any other person.

     Officers and directors of the Company and the Bank, excluding members of The Lauritzen Group and Thomas L. Davis, own, in the aggregate, approximately 16,000 Shares. The Lauritzen Group does not believe that any executive officer of the Company intends to tender Shares in this or any other tender offer. The Company has an understanding with a Director that it will acquire his 200 director's qualifying shares in the Bank in exchange for stock in the Company (or for cash at his election) when he ceases to be a Director of the Bank.

     During the past 60 days, the only transactions in the Company's securities by The Lauritzen Group and its affiliates, or officers and directors of the Company, were a purchase of 100 Shares by Farmers & Merchants Company of Bloomfield, Inc. at $27.50 per Share, and a purchase by the President of the Company of 50 Shares at $28.00 per Share. The President of the Company also purchased 50 Shares of Common Stock of the Bank at $17.00 per Share.

     Members of The Lauritzen Group own an aggregate of 533 Shares of Common Stock of the Bank.

     John R. Lauritzen and Bruce R. Lauritzen and members of their families have voted, and intend to continue to vote, their Shares, and the Shares owned by the corporations which are members of The Lauritzen Group, in accordance with the recommendations of management. The Pension Committee of the Bank has historically voted its Shares in accordance with the recommendations made by management. While there are no agreements, (formal, informal,written or otherwise) among the Company, The Lauritzen Group, and the Pension Committee, it may be anticipated that the Pension Committee will continue to vote in accordance with its historical practice.

     No affiliate of The Lauritzen Group is known to have any record or beneficial ownership in Shares which are not reflected in the preceding table. Except as elsewhere set forth herein, no member of The Lauritzen Group is a party to any contract, arrangement or understanding with any third person with respect to the Shares, including arrangements for the transfer of any Shares, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or profits, division of losses or profits, or the giving or withholding of proxies.

     Future Dividend Policy. The Company has in the past followed a conservative policy with respect to dividends in order to build its capital base and to support continuing expansion of the Bank. In 1976, the Company increased dividends from $1.50 to $1.60 per Share. It is hoped that prudent management may permit further dividend increases in the future. Any increase in dividends will be consistent with the then current financial position and needs of the Bank, and there can be no assurance as to how any members of The Lauritzen Group who are directors of the Company will vote with respect to future dividend increases.

     Future Registration and Reporting Policy. The Lauritzen Group does not believe it is likely that the number of shareholders of the Company would be reduced by virtue of this offer to a number which would allow de-registration of the Shares under the Securities Exchange Act of 1934. At December 12, 1976, approximately 37,000 Shares had been tendered from approximately 195 shareholders pursuant to the offer made on November 26, 1976, which would result in a reduction in the number of shareholders from 769 to approximately 574. De-registration would not be permitted unless the number of shareholders were reduced to fewer than 300.

     In the unlikely event that the number of shareholders is reduced to fewer than 300 as a result of the purchase of 60,000 Shares pursuant to this offer, it is the present intention of The Lauritzen Group to vote their Shares for Directors who would vote in favor of the continuation of registration by the Company under the Securities Exchange Act of 1934 on a voluntary basis.

     If de-registration were to occur, however, it could result, among other things, in the discontinuance of the necessity for periodic reporting to shareholders and the Securities and Exchange Commission, the discontinuance of the necessity for the preparation and distribution of proxies and proxy statements, the elimination of prohibitions on short-swing insider profits, and the elimination of requirements for the filing of future tender offers with the Securities and Exchange Commission. In addition, shareholders might be precluded from offering their Shares for sale in an orderly trading market due to a lack of public information concerning the Company.

     Certain Transactions with the Company. In the past three years The Lauritzen Group and its affiliates have had numerous relationships and transactions with the Bank. John R. Lauritzen and Bruce R. Lauritzen have been officers, Directors and members of the Executive Committee of the Company and the Bank and substantial shareholders of the Company for more than the past three years, and have received remuneration from the Bank which is disclosed to the extent required on at least an annual basis in proxy statements filed with the Securities and Exchange Commission and distributed to shareholders.

     During the past three years, various corporations which are controlled by John R. Lauritzen and Bruce R. Lauritzen and members of their families have had numerous transactions, including depository relationships and ongoing business loan relationships, with the Bank. Generally, these transactions were in the form of business loans made to the corporate entities which are members of The Lauritzen Group and other business entities controlled or owned by John R. Lauritzen, Bruce R. Lauritzen and their families. Such loans by the Bank were made in the ordinary course of business on terms, including interest rate and collateral, negotiated on the same basis as those prevailing at the time for comparable transactions with comparable persons not related to, or affiliated with, the Company or the Bank.

     For the three years 1974, 1975 and 1976, the outstanding loan balance as of any date to any entity affiliated with The Lauritzen Group, other than a banking entity, did not exceed $317,500, and the total outstanding balance of all loans to all such entities as of any date did not exceed $1,300,000. For the same three-year period, entities affiliated with The Lauritzen Group have maintained at the Bank total average demand deposit balances for each year in excess of $4,000,000, as well as substantial certificates of deposit. During any one of such years, the highest average deposit balance with the Bank of any one entity affiliated with The Lauritzen Group was approximately $2,000,000, while the lowest was less then $1,000.

     There can be no assurance that entities affiliated with The Lauritzen Group will continue to do business of the present nature with the Company and the Bank, and there are no contracts, arrangements or understandings relative to such business transactions that assure or require that they be continued in the future. Although there are no agreements or proposals with other persons, if members of The Lauritzen Group borrow funds from other financial institutions, they may see fit to do further business with such institutions, and as a result the average deposit balance previously maintained by The Lauritzen Group and its affiliates in the Bank may be decreased.

     Darrell D. Green has an ongoing banking relationship with the Bank, and during the last three years he has had loans outstanding in the ordinary course of business in varying amounts not in excess of $250,000. Elizabeth D. Lauritzen has an ongoing banking relationship with the Bank, and during the last three years she has had loans outstanding in the ordinary course of business in varying amounts not in excess of $130,000.

     During the past three years, there have been no contracts, relationships, transactions or negotiations among The Lauritzen Group, the Company, the Bank and their affiliates regarding (1) any mergers, acquisitions or consolidations or business combinations; (2) any tender offer for or other acquisition of securities of the Company or the Bank except as set forth herein; or (3) any sale or other transfer of a material amount of assets of the Company or its subsidiaries. The Lauritzen Group and its affiliates have during this three-year period voted their Shares in accordance with the recommendations of management and for the candidates recommended by management as Directors of the Company. There have been no other contracts, relationships, transactions or negotiations for the sale or other transfer of a material amount of assets by the Company or any of its subsidiaries other than loans and participations in loans with The Lauritzen Group and their affiliates as stated herein.

     While there are no present or proposed contracts, arrangements, understandings among The Lauritzen Group, John R. Lauritzen, Bruce R. Lauritzen and their affiliates, and the executive officers and directors of the Company and the Bank, The Lauritzen Group does not anticipate and has no intention relative to any personnel changes.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Information set forth below was disclosed in Item 3 of the Corrected and Supplemental Amendment No. 1, Schedule 13D, and is restated herein as required pursuant to Rule 101:

     "The source and amount of funds to be used to make the purchases, including a description of the transaction and the parties thereto, is stated under the caption "Terms of the Offer-Source of Funds" at page 4 of Exhibit A which
Exhibit is incorporated herein by this reference."

     Information set forth below was disclosed in Item 3 of Amendment No. 2 to
Schedule 13D, and is restated herein as required pursuant to Rule 101:

     "This item is amended by increasing the price for the tendered securities to $47.50 per share. No other source of funds is necessary as the original amount stated is sufficient to pay the total consideration."

     Information set forth below was disclosed in Item 3 of Amendment No. 4 to
Schedule 13D, and is restated herein as required pursuant to Rule 101:

     "On December 31, 1976, the offering companies borrowed a total of $2,850,000.00 from the Council Bluffs Savings Bank. Of this amount Blair Insurance Agency, Inc. borrowed $855,000.00, Farmers & Merchants Company of Bloomfield, Inc. borrowed $977,500.00 and Emerson Insurance Agency, Inc. borrowed $977,500.00. See Exhibit A to this amendment for further details."

     Item 3 of Schedule 13D is amended in its entirety to read as follows:
--------------------------------------------------------------------------

     The funds needed by the Lauritzen Corporation in order to consummate its
-----------------------------------------------------------------------------
anticipated purchase of Shares described in Item 6 of this Amendment No. 5 to
-----------------------------------------------------------------------------
Schedule 13D are expected to come from borrowed funds and cash on hand. The
---------------------------------------------------------------------------
Lauritzen Corporation is currently seeking the necessary financing commitments
------------------------------------------------------------------------------
for its obligations.  No financing will be sought from either FNNI or its
-------------------------------------------------------------------------
subsidiaries.
-------------

     The funds needed by Bruce R. Lauritzen in order to consummate his
     -----------------------------------------------------------------
anticipated purchase of Shares described in Item 6 of this Amendment No. 5 to
-----------------------------------------------------------------------------
Schedule 13D are expected to come from borrowed funds, cash on hand and resales
-------------------------------------------------------------------------------
to officers and employees of the Lauritzen Corporation and its affiliates and to
--------------------------------------------------------------------------------
members of the Lauritzen family.  Mr. Lauritzen is currently seeking the
------------------------------------------------------------------------
necessary financing commitments.  Resales would be at Mr. Lauritzen's cost, but
-------------------------------------------------------------------------------
otherwise there are no agreements, arrangements or understandings with any
--------------------------------------------------------------------------
person regarding the number of Shares to be resold.  Upon any such resale, Mr.
------------------------------------------------------------------------------
Lauritzen would no longer have voting or investment power with respect to such
------------------------------------------------------------------------------
Shares.
-------

     Exhibit A to the Corrected and Supplemental Amendment No. 1, Schedule 13D, and Exhibit A to Amendment No. 4 to Schedule 13D have not been reproduced pursuant to Item 101(a)(2)(ii) of Regulation S-T, however, the incorporated sections of Exhibit A to the

Corrected and Supplemental Amendment No. 1, Schedule 13D are hereafter provided in their entirety:

     Source of Funds.  The Lauritzen Group has obtained a loan commitment from
     ---------------
the Council Bluffs Savings Bank, a Banks of Iowa Bank, for a loan of $3,600,000, the proceeds of which will be used to purchase Shares pursuant to this offer.
At the option of The Lauritzen Group, the loan may be obtained by the Emerson Insurance Agency, Inc., Farmers & Merchants Company of Bloomfield, Inc. and Blair Insurance Agency, Inc. and/or by John Lauritzen and Bruce R. Lauritzen, individually.

     The loan commitment is irrevocable until March 11, 1977. The material terms of the loan which may be made pursuant to the commitment are as follows:
(i) up to $1,000,000 will be loaned on an unsecured basis at the prime rate of interest of Citibank, N.A. of New York, New York which loan will be amortized in annual installments over a period of five years; or (ii) if The Lauritzen Group desires to borrow more than $1,000,000, then up to $3,600,000 will be loaned, if secured by all of the issued and outstanding capital stock of the Emerson Insurance Agency, Inc., Farmers & Merchants Company of Bloomfield, Inc. and Blair Insurance Agency, Inc., at one half of one percent above the prime rate of interest of the Continental Illinois National Bank of Chicago, which loan will be amortized in annual installments over a period of eight years.

     No loans for the purchase of Shares pursuant to this offer will be obtained from the Company or the First National Bank of Omaha. The Lauritzen Group has also obtained other commitments, but does not intend at this time to utilize them.

     The Lauritzen Group intends to repay such loans from funds derived from their businesses and investments. Although The Lauritzen Group intends to apply dividends paid on the Shares to repayment of any indebtedness incurred in connection with the purchase of Shares pursuant to this offer, it will not be dependent upon such dividends to retire that indebtedness. (See "THE LAURITZEN
                                                            ---
GROUP-Future Dividend Policy").

ITEM 4.  PURPOSE OF TRANSACTION

     Information set forth below was disclosed in Item 4 of the Corrected and Supplemental Amendment No. 1, Schedule 13D, and is restated herein as required pursuant to Rule 101:

     "The purposes of the proposed purchases are stated under the caption "Terms of the Offer-Purpose of the Offer" at page 4 of Exhibit A, which Exhibit is incorporated herein by reference."

     Item 4 of Schedule 13D is amended in its entirety to read as follows:
     ---------------------------------------------------------------------

     The Lauritzen Corporation is purchasing the additional Shares in the
     --------------------------------------------------------------------
transaction reported in Item 6 of this Amendment No. 5 to Schedule 13D in order
-------------------------------------------------------------------------------
to increase the Lauritzen Corporation's interest in FNNI which the Lauritzen
----------------------------------------------------------------------------
Corporation believes is an attractive investment.
-------------------------------------------------

     Prior to the Lauritzen Corporation and Bruce Lauritzen entering into an
     -----------------------------------------------------------------------
agreement to purchase additional Shares, the Lauritzen Group had beneficial
---------------------------------------------------------------------------
ownership of 49% of the issued and outstanding Shares.  This level of beneficial
--------------------------------------------------------------------------------
ownership resulted in the Lauritzen Group having effective control of FNNI.
----------------------------------------------------------------------------
Consummation of the stock purchases by the Lauritzen Corporation and Bruce
--------------------------------------------------------------------------
Lauritzen described in Item 6 will result in the Lauritzen Group having
-----------------------------------------------------------------------
beneficial ownership of approximately 52% of the Shares.  If FNNI consummates
-----------------------------------------------------------------------------
its own purchase of Shares (see Item 6), and all of such Shares are placed in
-----------------------------------------------------------------------------
treasury, the number of Shares issued and outstanding (for voting and other
---------------------------------------------------------------------------
purposes) will be reduced, and the Lauritzen Group would then have beneficial
-----------------------------------------------------------------------------
ownership of 53.8% of the Shares.  Nevertheless, because the Lauritzen Group
----------------------------------------------------------------------------
already has effective control of FNNI, the percentage increase in beneficial
----------------------------------------------------------------------------
ownership is incidental to the Lauritzen Corporation's and Bruce Lauritzen's
----------------------------------------------------------------------------
interest in purchasing additional shares for investment.
--------------------------------------------------------

     Except as otherwise noted, the Lauritzen Group does not have any present
     ------------------------------------------------------------------------
plans or proposals which relate to or which would result in any transaction,
----------------------------------------------------------------------------
change or event specified in clauses (a) through (j) of Item 4 of the Schedule
------------------------------------------------------------------------------
13D.
----

     The above-referenced Exhibit A to the Corrected and Supplemental Amendment No. 1, Schedule 13D has been reproduced pursuant to Item 101(a)(2)(ii) of Regulation S-T, however, the incorporated section of said Exhibit A is hereafter provided in its entirety:

     Purpose of the Offer.  The Lauritzen Group is making this offer for the
     --------------------
purpose of increasing its minority interest in the Company, with a view toward strengthening its working control. If 60,000 shares are duly tendered and purchased, The Lauritzen Group will own approximately 42% of the Outstanding Shares.

     The Lauritzen Group has no present plans or proposals which relate to or would result in (a) any merger, liquidation or extraordinary corporate transaction involving the Company; (b) any sale or exchange of any assets of the Company; (c) any change in the composition or members of the Board of Directors of the Company or of the management of the Company; (d) any change in the capitalization or dividend policy of the Company (except as set forth under "THE LAURITZEN GROUP-Future Dividend Policy"); or (e) any change in the nature of the Company's business or corporate structure.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

     Information set forth below was disclosed in Item 5 of the Corrected and
     ------------------------------------------------------------------------
Supplemental Amendment No. 1, Schedule 13D, and is restated herein as required
------------------------------------------------------------------------------
pursuant to Rule 101:
---------------------

     "The number of shares of the security beneficially owned to which this
     ----------------------------------------------------------------------
Amended Schedule relates, the number of shares subject to acquisition rights,
-----------------------------------------------------------------------------
and information relative to all transactions in the class of security to which
------------------------------------------------------------------------------
this statement relates which were effected in the 60-day period preceding the
-----------------------------------------------------------------------------
filing of the initial Schedule 13D, is stated under the caption "The Lauritzen
------------------------------------------------------------------------------
Group-Ownership of and Arrangements with Respect to Shares" at page 14 and "The
-------------------------------------------------------------------------------
Lauritzen Group-Certain Transactions with the Company" at page 17 of Exhibit A
------------------------------------------------------------------------------
which Exhibit is incorporated herein by this reference."
--------------------------------------------------------

     Item 5 of Schedule 13D is amended in its entirety to read as follows:
--------------------------------------------------------------------------
     (a),(b) The following table sets forth the beneficial ownership of Shares
------------------------------------------------------------------------------
for each person named in Item 2.  Unless otherwise indicated in the footnotes,
------------------------------------------------------------------------------
each such person has sole power to vote or to direct the vote and sole power to
-------------------------------------------------------------------------------
dispose or direct the disposition of such Shares.
-------------------------------------------------


                            Amount and Nature of       Percent
         Name              Beneficial Ownership       of Shares
         ----              ---------------------      ----------
John R. Lauritzen           180,736 (1)(3)(4)          52.1% (5)
-----------------           -----------------          ---------
Bruce R. Lauritzen           28,135 (2)(3)              8.0% (5)
------------------           -------------              --------
Lauritzen Corporation        83,596                    24.1% (5)
---------------------        ------                    ---------

(1)  4,922 sole investment and voting power; 83,596 voting and investment power
-------------------------------------------------------------------------------
     through control of the Lauritzen Corporation; 52,286 Elizabeth D.
     -----------------------------------------------------------------
     Lauritzen, spouse, has sole investment and voting power, 29,932 spouse
     ----------------------------------------------------------------------
     shares investment and voting power with the Bank.
     -------------------------------------------------

(2)  483 power to acquire (see Item 6); 9,022 sole investment and voting power;
-------------------------------------------------------------------------------
     640 investment and voting power shared with spouse and minor child; 16,516
     --------------------------------------------------------------------------
     right to receive dividends and proceeds; 1,474 voting power of shares owned
     ---------------------------------------------------------------------------
     by the Lauritzen Corporation Bankers Pension Plan and Trust, 1975.
     ------------------------------------------------------------------

(3)  Some of the Shares shown for John R. Lauritzen and Bruce R. Lauritzen are
------------------------------------------------------------------------------
     included twice.  The total number of Shares described in footnotes (1) and
     --------------------------------------------------------------------------
     (2) without duplication is 180,398 or 52% of the Shares.
     --------------------------------------------------------

(4)  Includes the 10,000 Shares currently held of record by Mutual of Omaha and
-------------------------------------------------------------------------------
     United of Omaha which are subject to a purchase agreement with the
     ------------------------------------------------------------------
     Lauritzen Corporation described in Item 6.
     ------------------------------------------

(5)  FNNI is party to a stock purchase agreement which, if consummated, would
-----------------------------------------------------------------------------
     reduce the number of outstanding shares, and accordingly, all ownership
     -----------------------------------------------------------------------
     percentages would be proportionately increased.
     -----------------------------------------------

     The above-referenced Exhibit A to the Corrected and Supplemental Amendment No. 1, Schedule 13D has not been reproduced pursuant to Item 101(a)(2)(ii) of Regulation S-T, however, the incorporated sections of said Exhibit A are provided in their entirety in Item 2 of this Amendment No. 5, Schedule 13D.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     Information set forth below was disclosed in Item 6 of the Corrected and Supplemental Amendment No. 1, Schedule 13D, and is restated herein as required pursuant to Rule 101:

     "Information concerning any contracts, arrangements or understandings with persons with respect to the securities of the issuer, are stated under the captions "The Lauritzen Group-Ownership of and Arrangements with Respect to Shares" at page 14 of Exhibit A, "The Lauritzen Group-Future Dividend Policy" at page 16 of Exhibit A, and "The Lauritzen Group-Certain Transactions With the Company" at page 17 of Exhibit A, which Exhibit is incorporated herein by this reference."

       Item 5 of Schedule 13D is amended in its entirety to read as follows:
--------------------------------------------------------------------------------

     The Lauritzen Corporation is a party to a stock purchase agreement (the
----------------------------------------------------------------------------
"Lauritzen Corporation Stock Purchase Agreement") with Mutual of Omaha Insurance
--------------------------------------------------------------------------------
Company and United of Omaha Life Insurance Company pursuant to which the
------------------------------------------------------------------------
Lauritzen Corporation may acquire 10,000 Shares at a purchase price of $3,600
-----------------------------------------------------------------------------
per Share. The obligations of the Lauritzen Corporation are subject to
----------------------------------------------------------------------
regulatory approvals and the Lauritzen Corporation's ability to obtain
----------------------------------------------------------------------
financing. The agreement provides that FNNI will purchase the Shares if the
---------------------------------------------------------------------------
Lauritzen Corporation is unable to complete the stock purchase. A copy of the
-----------------------------------------------------------------------------
Lauritzen Corporation Stock Purchase Agreement is included as Exhibit B hereto.
-------------------------------------------------------------------------------

     Bruce R. Lauritzen is a party to a stock purchase agreement (the "Bruce
----------------------------------------------------------------------------
Lauritzen Stock Purchase Agreement") with United of Omaha Life Insurance Company
--------------------------------------------------------------------------------
to acquire 483 Shares at a purchase price of $3,600 per Share.  A copy of the
-----------------------------------------------------------------------------
Bruce Lauritzen Stock Purchase Agreement is included as Exhibit C hereto.
-------------------------------------------------------------------------

     FNNI is a party to a stock purchase agreement (the "FNNI Stock Purchase
----------------------------------------------------------------------------
Agreement") with United of Omaha Life Insurance Company pursuant to which FNNI
------------------------------------------------------------------------------
may acquire 11,767 Shares at a purchase price of $3,600 per Share.  The
-----------------------------------------------------------------------
obligations of FNNI are subject to regulatory approvals.
--------------------------------------------------------

     Other than set forth above, neither the Lauritzen Group nor, to the best
-----------------------------------------------------------------------------
knowledge of the Lauritzen Group, any person named in Schedule I to this
------------------------------------------------------------------------
Amendment No. 5 to Schedule 13D has any contract, arrangement, understanding or
-------------------------------------------------------------------------------
relationship (legal or otherwise) with any person with respect to securities of
-------------------------------------------------------------------------------
FNNI, including, but not limited to, transfer or voting of any of such
----------------------------------------------------------------------
securities, finders fees, joint ventures, loans or option arrangements, puts or
-------------------------------------------------------------------------------
calls, guarantees of profits, division of profits or losses, or the giving or
-----------------------------------------------------------------------------
withholding of proxies.
-----------------------

     The above-referenced Exhibit A to the Corrected and Supplemental Amendment No. 1, Schedule 13D has not been reproduced pursuant to Item 101(a)(2)(ii) of Regulation S-T, however, the incorporated sections of said Exhibit A are provided in their entirety in Item 2, hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

       The following exhibits are filed as exhibits to this Amendment No. 5 to
------------------------------------------------------------------------------
Schedule 13D:
-------------

     Exhibit A:  Joint Filing Agreement

     Exhibit B:  Lauritzen Corporation Stock Purchase Agreement

     Exhibit C:  Bruce Lauritzen Stock Purchase Agreement

     Exhibit D:  Power of Attorney

     The following exhibits are not reproduced pursuant to Item 101(a)(2)(ii) of Regulation S-T:

     1.   Exhibits to Corrected and Supplemental Amendment No. 1 Schedule 13D:

          a)  Exhibit A-Supplemental Information Concerning Tender Offer;
          b)  Exhibit B-Loan Commitment of Council Bluffs Savings Bank;
          c)  Exhibit C-Documents Relating to Tender Offer Litigation;
          d)  Exhibit C1-Order of US District Court;
          e) Exhibit D-Consents of Emerson Insurance Agency, Inc., Farmers and Merchants Company of Bloomfield, Inc. and Blair Insurance Agency, Inc.
          f) Exhibit D1-Power of Attorney of Emerson Insurance Agency, Inc., Farmers & Merchants Company of Bloomfield, Inc., Blair Insurance Agency, Inc., John R. Lauritzen and Bruce R. Lauritzen appointing Thomas B. Holley and Eric Hultman as agents and attorneys-in-fact.

     2.   Exhibits to Amendment No. 2 to 13D

          a) Copies of certain solicitations to be sent to shareholders and advertisements to be published in newspapers.

     3.   Exhibits to Amendment No. 4 to 13D

          a)  Loan Documents with Council Bluffs Savings Bank

Signature
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 29, 1997

                                    LAURITZEN CORPORATION
                                    As Successor in Interest to:
                                      Emerson Insurance Agency,
                                      Blair Insurance Agency, and
                                      Farmers & Merchants Company of
                                      Bloomfield, Inc.



                                    By /s/ Bruce R. Lauritzen
                                       ----------------------
                                       Bruce R. Lauritzen, President



                                    By /s/ Bruce R. Lauritzen
                                       ----------------------
                                       Bruce R. Lauritzen, President


                                    JOHN R. LAURITZEN

                                    By:


                                    /s/ John R. Lauritzen
                                    ---------------------
                                    Elizabeth D. Lauritzen, as attorney-in-fact

                                  Schedule I

                     Information with Respect to Executive
              Officers and Directors of the Lauritzen Corporation
              ---------------------------------------------------

     The following sets forth as to each of the directors and executive officers of the Lauritzen Corporation: his name, his business address, and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is the Lauritzen Corporation, the business address of which is One First National Center, Omaha, Nebraska 68102, and each such individual is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                                   DIRECTORS

Name and Business Address     Present Principal Occupation or Employment

Bruce R. Lauritzen            President and a Director of FNNI; President and a
                              Director of First National Bank of Omaha

Elizabeth D. Lauritzen        Housewife

Daniel K. O'Neil              Executive Vice President, Lauritzen Corporation



                               EXECUTIVE OFFICERS

Bruce R. Lauritzen            President
Elizabeth D. Lauritzen        Secretary
Daniel K. O'Neil              Executive Vice President, Lauritzen Corporation
Neil A. Stanley               Vice President, Lauritzen Corporation
Joseph R. Ramaeker            Treasurer, Lauritzen Corporation

                                   EXHIBIT A


                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $5.00 per share, of First National of Nebraska, Inc. ("FNNI"), a Nebraska corporation, and that this agreement be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, each of the undersigned has executed this agreement or caused this agreement to be executed on its behalf this 29th day of April, 1997.

                                LAURITZEN CORPORATION
                                As Successor in Interest to:
                                   Emerson Insurance Agency,
                                   Blair Insurance Agency, and
                                   Farmers & Merchants Company of
                                   Bloomfield, Inc.



                                By /s/ Bruce R. Lauritzen
                                   --------------------------------
                                   Bruce R. Lauritzen, President



                                /s/ Bruce R. Lauritzen
                                -----------------------------------
                                Bruce R. Lauritzen


                                JOHN R. LAURITZEN

                                By:


                                /s/ John R. Lauritzen
                                -----------------------------------
                                Elizabeth D. Lauritzen, as attorney-in-fact

                                   EXHIBIT B



                                 April 29, 1997



Mutual of Omaha Insurance Company
United of Omaha Life Insurance Company
Mutual of Omaha Plaza
Omaha, NE  68175-1008

     Re:  Purchase of Common Stock of First National of Nebraska, Inc.

Gentlemen:

     This letter agreement ("Agreement") is an agreement for the purchase and sale of 10,000 shares of common stock (the "Shares") of First National of Nebraska, Inc. ("FNNI"). Lauritzen Corporation ("Purchaser") hereby agrees to purchase, and Mutual of Omaha Insurance Company hereby agrees to sell 5,233 of the Shares and United of Omaha Life Insurance Company hereby agrees to sell 4,767 of the Shares. Collectively, Mutual and United are referred to as the "Sellers." The purchase price ("Purchase Price") is $3,600 per Share and in the aggregate Thirty-six million dollars and no/100 ($36,000,000), payable in readily available funds on June 27, 1997 or at such time as the Purchaser and Sellers shall mutually agree. If the closing does not occur on or before June 27, 1997, any party may terminate its obligations hereunder.

     Upon payment of the Purchase Price, Sellers shall immediately deliver to the Purchaser, stock certificates representing the Shares accompanied by executed blank stock powers.

     At the time of this Agreement, the Sellers have and will continue to have, good, valid and marketable title to and control of the Shares.

     The obligations of Purchaser are conditioned upon (i) the receipt of all necessary or appropriate regulatory approvals, and (ii) the receipt of financing for the purchase of the Shares having terms and conditions which are reasonably acceptable to Purchaser.

     Each party represents and warrants that (i) it has the legal right and capacity to execute and deliver this Agreement, and (ii) this Agreement constitutes a valid and binding obligation enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, or other similar laws affecting creditors' rights generally and principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

April 29, 1997
Page 2

     This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns.

     This Agreement shall be governed by the laws of the State of Nebraska.

     If the terms of this Agreement are acceptable, please indicate Sellers' acceptance by signing and dating the enclosed copy of this Agreement.

                                                     Very truly yours,

                                                     PURCHASER

                                                     LAURITZEN CORPORATION


                                                      By/s/ Bruce R. Lauritzen
                                                      ------------------------
                                                            Bruce R. Lauritzen,
                                                              President



Agreed and Accepted this 29th day of
April, 1997.

SELLERS

MUTUAL OF OMAHA INSURANCE COMPANY
UNITED OF OMAHA LIFE INSURANCE COMPANY



By /s/ Richard A. Witt
   ---------------------------------
     Richard A. Witt
     Senior Vice President



By /s/ Rodney P. Walker
   ---------------------------------
     Rodney P. Walker
     Vice President

                                                 B2

                                   EXHIBIT C



                                April 29, 1997


United of Omaha Life Insurance Company
Mutual of Omaha Plaza
Omaha, NE  68175-1008

     Re:  Purchase of Common Stock of First National of Nebraska, Inc.

Gentlemen:

     This letter agreement ("Agreement") is an agreement for the purchase and sale of 483 shares of common stock (the "Shares") of First National of Nebraska, Inc. ("FNNI"). Bruce R. Lauritzen ("Purchaser") hereby agrees to purchase, and United of Omaha Life Insurance Company ("Seller") hereby agrees to sell, the Shares. The purchase price ("Purchase Price") is $3,600 per Share and in the aggregate one million seven hundred thirty eight thousand eight hundred dollars and no/100 ($1,738,800), payable in readily available funds on June 27, 1997 or such time as the Purchaser and Seller shall mutually agree. If the closing does not occur on or before June 27, 1997, any party may terminate its obligations hereunder.

     Upon payment of the Purchase Price, Seller shall immediately deliver to the Purchaser, stock certificates representing the Shares accompanied by executed blank stock powers.

     At the time of this Agreement, the Seller has and will continue to have, good, valid and marketable title to and control of the Shares.

     Each party represents and warrants that (i) it has the legal right and capacity to execute and deliver this Agreement, and (ii) this Agreement constitutes a valid and binding obligation enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, or other similar laws affecting creditors' rights generally and principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns.

April 29, 1997
Page 2


     This Agreement shall be governed by the laws of the State of Nebraska.

     If the terms of this Agreement are acceptable, please indicate Seller's acceptance by signing and dating the enclosed copy of this Agreement.

                                                  Very truly yours,

                                                  PURCHASER



                                                  /s/ Bruce R. Lauritzen
                                                  ----------------------
                                                  Bruce R. Lauritzen


Agreed and Accepted this 29th day of
April, 1997.

SELLER

UNITED OF OMAHA LIFE INSURANCE COMPANY


By  /s/ Richard A. Witt
    -------------------------------------------
     Richard A. Witt
     Senior Vice President



By  /s/ Rodney P. Walker
    -------------------------------------------
     Rodney P. Walker
     Vice President

                                   EXHIBIT D

                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS:

     That I, John R. Lauritzen, a resident of Omaha, Douglas County, Nebraska, do by these presents, make, constitute and appoint my wife, Elizabeth D. Lauritzen of said city my true and lawful attorney-in-fact, for me and in my name, place and stead, to handle, sell or exchange all of my properties of every kind and character, and to conduct all of my affairs, and in conducting said affairs, to execute, acknowledge and deliver any deeds, mortgages, bills of sale, contracts, checks or other instruments of every kind and character, deemed by my said attorney-in-fact in her sole discretion, necessary or convenient.

     I hereby give unto my said attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever, without any restriction to or by any specific power herein given, to all intents and purposes as I might or could do if I were personally present and capable of acting, with full power of substitution.

     Without limiting the generality of the foregoing, I hereby specifically give my said attorney-in-fact full power (a) to sign and endorse checks and to withdraw funds which I may have on deposit in any banking institution; (b) to assert and enforce in my name and on my behalf, any claims which I may now or at any other future date have or possess, with the same force and effect which I could do if personally present and acting; (c) to execute in my name and stead, federal and state income tax returns, and to prosecute claims for refund and to compromise and settle any claims which I may now or hereafter have with respect to federal or state income taxes or the refund or abatement of any such taxes;
(d) to collect any insurance which may become due and payable, and to execute any claims and proofs of loss in my name and on my behalf, which may be required in connection therewith; and (e) to vote any corporate capital stock.

     I hereby ratify and confirm for myself, my heirs and assigns, any and all acts which my attorney-in-fact or her substitute may cause to be done by virtue hereof, and hereby absolve my attorney-in-fact and her substitutes of any and all liability for any and all acts or omissions to act which she or any successor may do or fail to do.

     This Power of Attorney has been executed in one or more counterparts, each of which shall, for all purposes, be deemed an original.

     IN WITNESS WHEREOF, I have hereunto set my hand and seal at Omaha, Nebraska, this 24th day of January, 1971.


                                                     /s/ John R. Lauritzen
                                                     ---------------------